07024394

RECEIVED
2007 JUN 13 A 4:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP

# ASX RELEASE

SUPPL

**The following release was made to the Australian Securities Exchange Limited today:**

**"Kent Brewery Site Sold to Frasers"**

**Released: 12 June 2007**

**Pages: 2**
**(including this page)**

PROCESSED
JUN 1 5 2007
THOMSON FINANCIAL

**FILE NO: 082-01711**

Fosters Brewing

If you would prefer to receive this notification by email please reply to
*jane.dowsey@fostersgroup.com or*
*Ph: +61 3 9633 2105*

dlw 6/13

FOSTER'S GROUP

12 June 2007

## KENT BREWERY SITE SOLD TO FRASERS

Foster's Group Limited (Foster's) today signed a $208 million sale agreement with Frasers Property (Frasers) for the site of the former Kent Brewery in Sydney, Australia.

Encompassing nearly 5.8 hectares of land, the Sydney CBD site has been sold with concept approval for a mixed residential, office, retail, entertainment and dining precinct, while preserving the site heritage and introducing parks and open space.

Design concept approval for the former Kent Brewery site was received from the NSW Minister for Planning, The Hon. Frank Sartor in February this year.

Foster's CEO, Trevor O'Hoy said: "This is a great outcome for Foster's, Frasers Property and the city of Sydney. It represents an opportunity for a new lease of life for this 160 year old brewery site – while preserving its significant local heritage".

The site, the former home of the Tooth and Co. and Carlton & United Breweries, was built on Blackwattle Creek in 1835. The brewery ceased operation in early 2005.

"Acquisition of the CUB site, which constitutes the single largest remaining development site in the city fringe, is testament to Frasers' confidence in the Sydney market," said Dr Stanley Quek, CEO of Frasers Property.

"This site is both an opportunity and a responsibility. In winning the bid, we've demonstrated not only our financial strength but also our commitment to deliver a thoughtful, sustainable mixed-use urban precinct of the highest standard that will form the southern gateway to the city of Sydney."

The sale is expected to be settled by 30 June 2007.

---

**Further information:**

**Media**
Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

**Investors**
Ian Betts
Tel: +61 3 9633 2283
Mob: +61 400 532 466

**Frasers Property Contact:**
Natasha McGuire
The Capital Group
Tel: +61 2 9252 3900

FOSTER'S GROUP

# ASX RELEASE

**The following release was made to the Australian Securities Exchange Limited today:**

**"Presentation by Jamie Odell – ABN Amro Beverages Conference"**

**Released: 23 May 2007**

**Pages: 12**
**(including this page)**

**FILE NO: 082-01711**

If you would prefer to receive this notification by email please reply to
*jane.dowsey@fostersgroup.com or*
*Ph: +61 3 9633 2105*

FOSTER'S GROUP

**Jamie Odell**
**Managing Director, Foster's Australia, Asia and Pacific**
**ABN Amro Beverages Conference**
**23 May 2007**



CARLTON DRAUGHT
VB
MID


## Outlook Statement Disclaimer

**Foster's Group Limited advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.**

**No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.**

**Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.**

# Foster's business


● Production
Foster's Europe, Middle-East and Africa
Foster's Americas
Foster's Australia, Asia and Pacific

| | |
|---|---|
| Volume (9L)[1] | 25m |
| NSR[2] | $1.2bn |
| EBIT[2] | $250m |
| Wineries | 6 |

1. 9L case equivalent (excludes non-alcohol)
2. 2006 Results – year to June 30, 2006



# Foster's business model in Australia

*Multi-beverage and specialist sales supported by common business platform.*



# Multi-beverage model

FOSTER'S

| | |
|---|---|
| Common Platform | • Access scale economies in:<br>– Distribution<br>– Back office |
| Sales | • Flexibility to develop sales relationships with a diverse range of customers with differing requirements<br>– Multi-beverage<br>– Wine specialists<br>– On-premise specialists |
| Brand Portfolio | • Clear leadership in beer and wine<br>• Ability to leverage insight investment across categories |



# Listening to Independent customers

FOSTER'S

| Customer's Priorities | Foster's Initiatives |
|---|---|
| **Price competition** | • Brand prioritisation<br>• Manage promotions across the customer base |
| **Wine knowledge and intimacy** | • Specialist wine and premium on-premise sales teams<br>• Dual multi beverage / wine account management<br>• Existing multi-beverage wine experience re-aligned |
| **Sales stability and relationships** | • Transition to regional structure complete<br>• Re-alignment of sales teams complete |
| **Portfolio and sales call complexity** | • Aligning core products to venue types<br>• Dual multi-beverage/wine specialist account management<br>• Portfolio simplification |
| **Ease of doing business** | • Improved stock availability management<br>• Common back office in place<br>• Logistics transformation underway |

# Understanding customers' businesses

FOSTER'S GROUP

### Identifying on-premise service and portfolio opportunities


On Premise Independents: Share of Products across Customer Segments
Customer Segment
Estimated Market Retail Value
Beer
Wine
Spirits
RTDs
Non-Alc
Clubs : Basic
Bars : Basic
Hotels : Basic
Clubs : Mainstream
Hotels : Mainstream
Hotels : Progressive
Bars : Progressive
Clubs : Progressive
Bars : Mainstream
Accommodation : Basic
Accommodation : Mainstream
Education : Mainstream
Bars : Luxury
Hotels : Luxury
Education : Progressive
Accommodation : Progressive
Accommodation : Luxury
Restaurant : Mainstream
Restaurant : Progressive
Restaurant : Basic
Restaurant : Luxury
Clubs : Luxury
Cafe : Basic
Cafe : Progressive
Cafe : Mainstream
Lead Category
Beer
Non-Alc

7

# Understanding customers' businesses

FOSTER'S GROUP

### Identifying off-premise service and portfolio opportunities


Off-Premise Independents: Share of Products across Customer Segments
Customer Segment
Estimated Market Retail Value
Beer
Wine
Spirits
RTDs
Petrol And Conv : Basic
Petrol And Conv : Mainstream
MP Hotels : Basic
Drive Thru : Mainstream
Liquor Store : Basic
MP Hotels : Mainstream
Drive Thru : Basic
MP Hotels : Progressive
Mega Store : Mainstream
Liquor Store : Mainstream
Drive Thru : Progressive
Liquor Store : Luxury
Grocery : Progressive
Grocery : Mainstream
Route : Basic
Mega Store : Progressive
Grocery : Luxury
Route : Mainstream
Liquor Store : Progressive
Lead Category
Beer

8

# Introduction of specialist sales teams

FOSTER'S

| | Business Development Executives | | Sales Managers, Business Development Managers and Key Account Managers | |
|---|---|---|---|---|
| **Initial Multi-Beverage Model** | Destination<br>Local<br>Connect | 18%<br>79%<br>3% | Destination<br>Local<br>Connect | 26%<br>70%<br>4% |
| **Multi-Beverage Evolution** | Wine specialist<br>On-premise specialist<br>Multi-beverage | 10%<br>6%<br>84% | Wine specialist<br>On-premise specialist<br>Multi-beverage | 18%<br>4%<br>78% |
| **Legacy Business Experience of Sales Teams** | [illegible] | [illegible] | [illegible] | [illegible] |



# Wine specialist – a stronger wine sales call

FOSTER'S



- Wine Business Development Executives (BDEs) and wine specialist Key Account Managers being embedded in sales structure
  - Direct sales approach (face to face) with approx. 50 - 70 accounts per Business Development Managers
  - Will dual call with multi beverage BDE on some accounts; sole call on wine led accounts
  - Sell-in of initiatives focussed on wine for each account
- Premium On Premise team established using targeted portfolio with wine led luxury/progressive restaurants & cafes
- New servicing commenced from 1 March 2007



# Ongoing sales capability development

FOSTER'S

| | |
|---|---|
| Recruitment | • Tailored, rigorous "talent assessment" process rolled out by end July 2007. |
| Competencies | • Embed competencies and required tools into key processes by June 2007. |
| Training | • Launch 'World of Wine' and 'Wine Edge'.<br>• Targeted training for wine Business Development Executives.<br>• Key Account Management Toolbox. |
| Sales Management | • Design and implement sales leadership development program. |
| Performance Management | • Increased consistency and rigour. |



# Portfolio leadership in beer and wine

FOSTER'S

| Beer | Foster's sub Category Position | | |
|---|---|---|---|
| | $ Share | Brands | Rank |
| Premium Imported | 41% | Corona<br>Stella<br>Carlsberg | 1<br>4<br>6 |
| Premium Domestic | 70% | Crown<br>Boag's<br>Cascade | 1<br>2<br>4 |
| Regular | 60% | VB<br>Carlton Draught<br>Carlton Cold<br>Melbourne Bitter<br>Pure Blonde | 1<br>3<br>5<br>6<br>9 |
| Mid Strength | 33% | Carlton Mid<br>VB Mid | 2 |
| Light | 58% | Cascade<br>Foster's Lite Ice | 2<br>3 |
| Total Beer | 55% | | |

| Wine | Foster's sub Category Position | | |
|---|---|---|---|
| | $ Share | Brands | Rank |
| Bottled Red | 33% | Penfolds<br>Wolf Blass<br>Lindemans | 1<br>2<br>9 |
| Bottled White | 21% | Wolf Blass<br>Lindemans<br>Rosemount | 2<br>5<br>8 |
| Sparkling | 44% | Yellowglen<br>Riccadonna<br>Seaview | 1<br>4<br>6 |
| Fortified | 31% | Penfolds<br>Galway | 3<br>5 |
| Softpack | 10% | Kaiser Stuhl | 8 |
| Total Wine | 26% | | |

Calculation based in part on data reported by Nielsen through its ScanTrack Liquor Service for the Beer & Wine Categories for the period ending December 2006, for the Australian total off-premise liquor market. 

# Australian beer market trends

FOSTER'S

- The Australian off-premise beer market is fragmenting.
- The regular and light beer segments are losing market share to the premium and mid-strength segments.
- Brands are proliferating.

| Off Premise Beer Brands | 2001 | 2006 |
|---|---|---|
| Regular | 88 | 120 |
| Light | 26 | 28 |
| Mid-Strength | 18 | 27 |
| Premium Imported | 369 | 651 |
| Premium Domestic | 94 | 171 |
| Total | 595 | 997 |

Segment Composition by Value Share


2001
7%
4%
11%
12%
66%
Regular
Mid-Strength
Light
Premium Domestic
Premium Imported


2006
9%
8%
7%
14%
62%
Regular
Mid-Strength
Light
Premium Domestic
Premium Imported

Calculation based in part on data reported by Nielsen through its ScanTrack Liquor Service for the Beer & Wine Categories for the period ending December 2001 & December 2006, for the Australian total off-premise liquor market. 13


# Australian wine market trends

FOSTER'S

- Whites, Sauvignon Blanc and blends strongest growth
- Modest Shiraz and Cabernet Sauvignon growth

| Popular Varietals and Blends | 5 Yr CAGR '01-'06 S's | L's |
|---|---|---|
| Chardonnay | 1% | 3% |
| Shiraz | 1% | 2% |
| Cabernet Sauvignon | 3% | 10% |
| Sauvignon Blanc | 35% | 32% |
| Merlot | 14% | 17% |
| Semillon Sauvignon Blanc | 20% | 23% |
| Classic Dry White | 14% | 11% |

Segment Composition by Value Share


2001
16%
4%
16%
31%
33%
Bottled Red
Bottled White
Sparkling
Bottled Fortified
Softpack


2006
17%
2%
20%
33%
28%
Bottled Red
Bottled White
Sparkling
Bottled Fortified
Softpack

Calculation based in part on data reported by Nielsen through its ScanTrack Liquor Service for the Beer & Wine Categories for the period ending December 2001 & December 2006, for the Australian total off-premise liquor market. 14

# Innovation increasing


Fewer, Bigger, Better
Gate Process – Financial Discipline
Consumer and Customer Insights

15

# Innovation – across the portfolio

**Drive local favourites**



**Align with most sought after international brands**



**Drive craft beer**



**Build momentum with meaningful innovation**



16

## Innovation – mid strength

FOSTER'S

| | | | |
|---|---|---|---|
| **Vision** | Championing the Common Man | Be Yourself | Inspiring Unashamed Enjoyment |
| **Consumer Target** | The good bloke in every man | Younger family men | Males from all walks of life |
| **Proposition** | Go the Extra Yard with VB Midstrength Lager | Every Guy Deserves MID time | There is a Lot in Life to Celebrate |
| **Essence** | We're for Blokes | Mate-time | Australia's Finest |
| **Personality** | Masculine, Capable, Down to Earth, Optimistic | In-touch, Switched On, Resourceful / Creative, Down to Earth | Self Assured, Open, Australian Refined |



## Innovation – lifestyle

FOSTER'S

Low Carb Beer

Zero RTDs

Jewel Sparkling


PURE
BLONDE
DRY

- **Pure Blonde created the low carbohydrate sub-category. Now Australia's 16th largest beer brand.**
- **Carlton Dry launch October 2006**
- **CougarZero launch October 2006**
- **Black Douglas launch April 2007**
- **Jewel Yellow and Jewel Pink launch March 2007**

# Pure Blonde – The low carbohydrate leader

FOSTER'S


Monthly Retail Sales ($m's)
20
15
10
5
0
Dec-03
Dec-04
Dec-05
Dec-06
Pure Blonde
All Other Low Carbohydrate

*Calculation based in part on data reported by Nielsen through its ScanTrack Liquor Service for the Beer Category for the MAT period ending 31st March 2007, for the Australian total off-premise liquor market. (Copyright © 2007, The Nielsen Company)"*

19

# Keeping great brands great: Carlton Draught

FOSTER'S

**FROM**

- Traditional, masculine, blue collar tap beer
- Victoria focus until National expansion in 2003
- Portrayed in a stereotypical way and lacked a strong point of difference

**TO**

- Established step up positioning through packaging and communications
- Retain masculinity with unisex appeal
- Maintain high quality brewing credentials

## Keeping great brands great: VB

FOSTER'S

**VB Master Brand Development**


FROM:
TO:
Victoria Bitter
VB Midstrength Lager
VB Original Ale

FOSTER'S
GROUP



END